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                               June 25, 2021

       Olivier Taelman
       Chief Executive Officer
       Nyxoah SA
       Rue Edouard Belin 12
       1435 Mont-Saint-Guibert, Belgium

                                                        Re: Nyxoah SA
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed June 25, 2021
                                                            File No. 333-257000

       Dear Dr. Taelman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-1, Filed June 25,
2021

       Exhibits

   1. Please revise the tax opinion to state clearly the material tax consequences and, if filing a short form, please
revise the opinion and related disclosure in the prospectus to state clearly the opinion
that the disclosure in the tax consequences section of the prospectus is the opinion of
NautaDutilh BV/SRL or advise. Refer to Sections III.B.2 and III.C.2 of
                                                        Staff Legal Bulletin
No. 19.


   2.                                                   We note that both
opinions indicate that counsel   s services shall be governed by its
                                                        General Terms and
Conditions, including a limitation of liability and a nomination of
 Olivier Taelman
Nyxoah SA
June 25, 2021
Page 2
      competent jurisdiction. Please tell us why such statement is both necessary and appropriate. In the alternative, please have counsel remove such statement from the opinions.
       You may contact Julie Sherman at 202-551-3640 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tom Kluck at 202-551-3233 with any other questions.



                                                           Sincerely,
FirstName LastNameOlivier Taelman
                                                           Division of
Corporation Finance
Comapany NameNyxoah SA
                                                           Office of Life
Sciences
June 25, 2021 Page 2
cc:       John Rudy, Esq.
FirstName LastName